Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Ekofisk Area Growth Project Brought on Stream in Norway
Paris – November 25, 2005 – Total announces that the first five wells in the Ekofisk Area Growth project have been brought on stream. Initiated in 2003, the project involves installing a new platform and drilling 25 more production wells on the Ekofisk field. At peak, the new development will produce around 100,000 barrels of oil equivalent per day.
Total holds the majority share (39.9%) in Ekofisk, one of the North Sea’s largest oil fields, and is partnered with ConocoPhillips (35.1%, operator), Eni, Norsk Hydro, Petoro and Statoil.
By bringing these new wells on stream, Total further demonstrates its commitment to valorizing North Sea reserves and consolidates its position as the second largest international producer in Norway.
* * * * * *
Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com